111 West Monroe Street Chicago, Illinois 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

December 15, 2020

VIA EDGAR CORRESPONDENCE

Yoon Choo
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VIII (the “Trust”)
File Nos. 333-210186; 811-23147

Dear Ms. Choo:

This letter responds to your additional comments, provided by telephone on December 8, 2020, regarding the registration statements filed on Form N-1A for First Trust Exchange-Traded Fund VIII (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on September 18, 2020 and September 22, 2020 (the “Registration Statements”). The Registration Statements relate to the FT Cboe Vest U.S. Equity Buffer ETF – December, FT Cboe Vest U.S. Equity Deep Buffer ETF – December, FT Cboe Vest Growth-100 Buffer ETF – December and FT Cboe Vest International Equity Buffer ETF – December (each, a “Fund” and collectively the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statements.

Please note that Fund management recognizes that the Staff has given further consideration to the general landscape of defined outcome registration statement disclosure and, accordingly, has suggested certain modifications outlined below. Due to to time constraints, certain of these modifications will not be addressed prior to the effectiveness of the Funds but will be reflected in future defined outcome registration statement filings. Once such disclosure modifications have been finalized, Fund management intends to make corresponding changes to all existing and future defined outcome registration statements in due course.

The following comments relate to each of the FT Cboe Vest U.S. Equity Buffer ETF – December, FT Cboe Vest U.S. Equity Deep Buffer ETF – December, FT Cboe Vest Growth-100 Buffer ETF – December and FT Cboe Vest International Equity Buffer ETF – December.

Comment 1 – Investment Objective

The Staff notes that the Fund’s investment objective is to “seek to provide investors with returns (before fees, expenses and taxes) that match the price return” of the Underlying ETF. Please clarify, where applicable, whether the Fund’s performance reflects the payment of dividends by the Underlying ETF.

Response to Comment 1

In response to the Staff’s comment, the following disclocsure has been added to the prospectus:

The Fund’s performance will not reflect the payment of dividends by the Underlying ETF.

Comment 2 – Investment Objective

In order to make the Fund’s investment objective easier to understand, please consider deleting the capped amount after fees and expenses (or fees, expenses and taxes as applicable) and, alternatively, simply stating that the cap and buffer will be reduced by fees, expenses and taxes.

Response to Comment 2

The Staff’s comment will be addressed in future defined outcome registration statement filings.

Comment 3 – General

The Staff notes that the parenthetical after the Fund’s Outcomes reads “after fees and expenses” in certain instances and “after fees, expenses and taxes” in other instances. Because taxes are a form of Fund expense, consider using “after fees and expenses” throughout.

Response to Comment 3

The Staff’s comment will be addressed in future defined outcome registration statement filings.

Comment 4 – Principal Investment Strategies

That Staff notes that the third sentence under “Buffer and Cap” states “[t]he buffer is before taking into account the fees and expenses charged to shareholders.” Please consider revising the disclosure to refer to “the Fund’s fees and expenses.”

Response to Comment 4

The prospectus has been revised in accordance with this comment.

Comment 5 – Principal Investment Strategies

Please make the following revisions to the graph beneath the bar chart:

1.	Please indicate that this graph represents the Fund’s intended return profile based upon the performance of the Underlying ETF.
2.	Please remove the reference to “Return Profile” from the Y-axis and “Underlying ETF” from the X-axis.
3.	If accurate, please indicate that the dotted line represents the Underlying ETF’s performance, and the blue line represents the return profile gross of fees and expenses sought by the Fund in relation to the Underlying ETF’s indicated performance.
4.	Please include performance percentages in the chart so that investors can see the effect of the buffer and cap on the Fund’s performance.
5.	Please use bold typeface for the text immediately below the graph chart that directs investors to visit the Fund’s website.

Response to Comment 5

The Staff’s comment will be addressed in future defined outcome registration statement filings.

Comment 6 – Principal Investment Strategies

Given that the S&P 500 is rebalanced on a quarterly basis, please confirm that the disclosure regarding the Underlying ETF’s constituent industries cannot be updated as of the most recent quarterly rebalance.

Response to Comment 6

The Staff’s comment will be addressed in future defined outcome registration statement filings.

Comment 7– Principal Investment Strategies

Please add a header to the section of the prospectus that discusses how shareholders will be alerted to the new cap at the beginning of each Target Outcome Period in order to distinguish it from the preceding disclosure.

Response to Comment 7

The prospectus has been revised in accordance with this comment.

Comment 8 – Principal Risks

The staff notes that the disclosure under “FLEX Options Risk” reproduced below suggests that the Fund may not be able to provide the Outcomes. Please explain whether this risk is intended to disclose that the Fund may deviate from the returns of the Underlying ETF during the Target Outcome Period.

Less liquidity in the trading of the Fund’s FLEX Options could have an impact on the prices paid or received by the Fund for the FLEX Options in connection with creations and redemptions of the Fund’s shares. Depending on the nature of this impact to pricing, the Fund may be forced to pay more for redemptions (or receive less for creations) than the price at which it currently values the FLEX Options. Such overpayment or under collection could reduce the Fund’s ability to maintain the cap and buffer.

Response to Comment 8

The Staff’s comment will be addressed in future defined outcome registration statement filings.

Comment 9 – Principal Risks

The staff notes that the first three sentences under “FLEX Options Valuation Risk” address correlation risk. Please revise the disclosure to explain correlation risk directly.

Response to Comment 9

The Staff’s comment will be addressed in future defined outcome registration statement filings.

Comment 10 – Principal Risks

The Staff notes that Form N-1A provides that the principal investment strategies required by Item 4 in the summary should be based on the information given in response to Item 9 and should be a summary of that information. Please refer to the Staff’s June 2014 guidance regarding mutual fund enhanced disclosure which addresses the layered disclosure regime adopted by the Staff.

Response to Comment 10

The Funds believe that the strategy disclosure, as currently separated between Items 4 and 9, is compliant with the requirements of Form N-1A and is presented in a manner conducive to investor comprehension.

Comment 11 – Statement of Additional Information

Please add disclosure identifying the number of series currently offered by the Trust.

Response to Comment 11

The statement of additional information has been revised in accordance with this comment.

Comment 12 – Statement of Additional Information

Please complete any blanks and provide any missing information in the statement of additional information.

Response to Comment 12

The statement of additional information has been revised in accordance with this comment.

The following comment relates only to the FT Cboe Vest International Equity Buffer ETF – December.

Comment 1 – Additional Information on the Fund's Investment Objective and Strategies

Please revise the Fund’s policy adopted pursuant to Rule 35d-1 under the 1940 Act to read “80% of its net assets plus borrowings.”

Response to Comment 1

The prospectus has been revised in accordance with this comment.

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Please call me at (312) 845-3781 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Eric F. Fess
Eric F. Fess